Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. Hong Bu
Principal Financial Officer
China Kangtai Cactus Bio-Tech, Inc.
c/o CSC Services of Nevada, Inc.
502 East John Street, Suite E
Carson City, NV 89706

Re: China Kangtain Cactus Bio-Tech, Inc.
        Form 10-KSB for the fiscal year ended December 31, 2006
        Form 10-QSB for the quarterly period ended March 31, 2007
        File No. 000-33097

Dear Mr. Bu:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed April 2, 2007

Management's Discussion and Analysis or Plan of Operation, page 7

Results of Operations, page 8

Year Ended December 31, 2006 and Year Ended December 31, 2005, page 8

1. Please disclose the events, circumstances, and assumptions that resulted in the $661,229 and $724,504 allowance for excess and obsolete inventories at December 31, 2006 and 2005.

Financial Statements, page 11

Report of Independent Registered Public Accounting Firm, page 13

2. Financial statements for the fiscal year ended December 31, 2005 are marked audited however a report from the independent registered public accounting firm that audited the 2005 financial statements was not reissued and included in the Form 10-KSB. Please amend your filing to include an audit report covering the 2005 financial statements.

Notes to the Condensed Consolidated Financial Statements, page 20

Note 1. Organization and Business Operations, page 20

3. Please disclose your basis for treating the reverse acquisition transaction as a capital transaction and recording InvestNet's net assets at historical cost.   Please expand your disclosures to state, if true, that after InvestNet sold its subsidiaries it was a non-operating shell corporation and not a business as defined by EITF 98-3.

Note 2. Summary of Significant Accounting Policies, page 20

Revenue Recognition, page 22

4. Your disclosure here and on page 10 appear to be inconsistent with your disclosure in an Item 4.02 Form 8-K filed on May 10, 2007, where you state that your corrected accounting policy "has now been revised so that revenue is recognized only when goods are sold by retail outlets to the end customer". Please revise your revenue recognition policy to be consistent with the revised policy as stated in your Form 8-K. Please confirm to us that the financial statements for 2005 and 2006 included in this filing reflect this correct accounting policy.

Note 3. Business Combination, page 23

5. Please provide the disclosures required by paragraphs 51(b) of SFAS 141. Also, it is not clear why no pro forma disclosures were provided as required by paragraphs 54 and 55 of SFAS 141. Please provide these disclosures or tell us

why they are not required. If Taishan Kangda has not commenced operations, tell us how it meets the definition of a business under EITF 98-3.

6.   You disclose that you acquired a 100% equity interest in Taishan Kangda, which was previously owned by two stockholders. Please tell us the two stockholders that previously owned Taishan Kangda and their relationship to the Company.

Item 8A. Controls and Procedures, page 28

7.   You disclose that your CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance. Please disclose whether your disclosure controls and procedures were also designed to provide reasonable assurance.

Certifications

Exhibits 99.CERTS

8.   Please revise your certifications provided in your fiscal 2006 Form 10-KSB to be worded exactly as required by Item 601(b)(31) of Regulation S-B. You refer to "this quarterly report" in the 10-KSB certification. Please remove the report descriptions "annual" and "quarterly," as appropriate, from all certifications except for the first paragraph.

Exhibits 99.906CERTS

9.   Please revise your certifications to refer to the correct report. The certifications refer to the "Quarterly Report on Form 10-KSB."

Form 10-QSB for the period ended March 31, 2007

General

10.   Please revise your Form 10-QSB for the preceding comments, as applicable.

Financial Statements

11.   You have labeled columns for the interim periods in 2006 as restated. Please provide the disclosures required by paragraph 25 of SFAS 154. Also, please refer to your disclosure in the Item 4.02 Form 8-K filed on May 10, 2007 that "the Registrant intends to restate its financial statements for the specified periods and will file amended reports on Form 10QSB/A containing the restated financials." Please tell us when you plan to file the amended reports on Form 10-QSB.

As appropriate, please amend your Form 10-KSB for the fiscal year ended December 31, 2006 and Form 10-QSB for the quarterly period ended March 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant